[Annaly Mortgage Management, Inc. Letterhead]




                                November 4, 2005

Cicely Luckey
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549


           RE:  ANNALY MORTGAGE MANAGEMENT, INC.
                FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004
                FILE NO. 001-13447

Dear Ms. Luckey:

         This letter sets forth the response of Annaly Mortgage Management, Inc. ("ANNALY") to the comments contained in a letter from you dated October 26, 2005 (the "COMMENT LETTER"), regarding Annaly's Form 10-K for the year ended December 31, 2004.

         Set forth below is Annaly's point-by-point response to the Comment Letter. For your convenience, we have included your original comment from the Comment Letter and followed it with our response.

FINANCIAL STATEMENTS AND NOTES
------------------------------

1. WE NOTED THAT YOUR REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM WAS NOT SIGNED. TELL US HOW YOU CONSIDERED ITEM 302 OF REGULATION S-T. CONFIRM THAT A MANUALLY SIGNED AUDIT OPINION HAS BEEN RECEIVED FROM THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

RESPONSE

         Annaly regrets that it inadvertently omitted to include the typed signature of its independent registered public accounting firm on the accounting firm's report which was filed with Annaly's Form 10-K. Annaly had received a manually signed copy of the report prior to filing the Form 10-K, and it was an oversight that the filed copy did not include the typed signature. Annaly will take steps to ensure that this sort of an inadvertent error will not occur again in its filings with Securities and Exchange Commission (the "COMMISSION").

Cicely Luckey
Division of Corporation Finance
Securities and Exchange Commission
November 4, 2005
Page 2


ACKNOWLEDGEMENT
---------------

         Annaly acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that Commission staff comments or changes to the disclosure in Annaly's filings reviewed by Commission staff do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    * * * * *

         If you have any questions or comments please call me at (212) 696-0100 at your earliest convenience.


                                                     Very truly yours,

                                                     /s/ R. Nicholas Singh
                                                     ---------------------------
                                                     R. Nicholas Singh
                                                     General Counsel


cc: Michael A.J. Farrell, CEO
      Kathryn Fagan, CFO
       Yoland Crittendon, SEC Staff Accountant